SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 29, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
2003-12-29

TeliaSonera and Tele2 will buy 3G license in Sweden

The company Svenska UMTS-nät AB, jointly owned by TeliaSonera and Tele2, has agreed with Orange Sverige AB to purchase the fourth 3G license in Sweden.

“We believe the mobile Internet — email and web surfing from mobile phones — is going to go over big with our customers. And when it does, we will need the extra capacity that this license gives us”, says Marie Ehrling, CEO of TeliaSonera Sweden.

TeliaSonera and Tele2 already share one license through the jointly-owned Svenska UMTS-nät AB. The new license will not change the modalities of their cooperation.

Orange Sverige AB today applied to PTS, the National Post and Telecom Agency, for permission to assign a license under the new Electronic Communications Act to Svenska UMTS-nät AB. At the same time TeliaSonera and Tele2 notified the Swedish Competition Authority of their intentions.

In order to comply with the terms of the new license, Svenska UMTS-nät will expand its network in Sweden’s metropolitan areas. The costs for the license and the extra build-out will be covered by the existing loan facility. The cost of the extra build-out will be less than the efficiency gains that are realized since the investment in extra frequencies can replace a more concentrated infrastructure.

Access to radio spectrum will be essential to the cost-effective design of attractive plans to customers when mobile Internet use over the 3G network takes off.

The final closing of the deal is contingent on the approval of the transaction by the authorities and the approval of the Boards of all involved companies.

_______________________________________________
For further information journalists can contact:
Ola Kallemur, Press Manager, TeliaSonera Sverige, +46 8 713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.